STRATASYS LTD.
(“Stratasys” or the “Company”)

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Telephone (952) 937-3000	Rehovot 76124, Israel
Telephone: +972-74-745-4300

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Annual Meeting”)

Time and Date of Meeting	11:30 a.m., Israel Time, on Thursday, September 13, 2018

Place of Meeting	Law Offices of Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

Items of Business	(1)	Re-election of each of Elchanan Jaglom, S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Yair Seroussi and Adina Shorr to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2019 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

	(2)	Approval of the simultaneous service by Mr. Elchanan Jaglom, the Chairman of the Board, as Stratasys’ Chief Executive Officer on an interim basis.

(3)

Approval of additional compensation for Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the additional services being provided by them on the oversight committee of the Company's Board of Directors (the “Board”) that assists the interim Chief Executive Officer.

	(4)	Approval of a bonus for Mr. S. Scott Crump, Chairman of the Executive Committee of the Board and Chief Innovation Officer, in respect of (i) his services during the year ended December 31, 2017 and (ii) the additional services being provided by him on the oversight committee of the Board.

(5)

Approval of the renewal of Stratasys’ Compensation Policy for Executive Officers and Directors, including the parameters for the Company’s directors’ and officers’ liability insurance policy (the “D&O Policy”)

	(6)	Approval of the renewal of coverage under the D&O Policy, effective as of November 2018 (the renewal date for the D&O Policy) (this proposal will not be brought for a shareholder vote to the extent Proposal 5 is approved by the requisite majority under Israeli law).

(7)

Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the Audit Committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2017 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Our Board unanimously recommends a vote FOR each of the above proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Monday, August 6, 2018.

Further Information	The proposals and details with respect to the Annual Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Voting	Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions). In addition to the ordinary majority of voting power present and voting required for the approval of most proposals, the approval of each of Proposal 2 (the simultaneous service by Mr. Elchanan Jaglom, the Chairman of the Board, as Stratasys’ Chief Executive Officer) and Proposal 5 (the approval of the renewal of Stratasys’ Compensation Policy for Executive Officers and Directors), is also subject to satisfaction of either of the two following additional voting requirements:

●the majority voted in favor of the proposal must include a majority of the Company’s ordinary shares, nominal value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”) held by shareholders who are neither controlling shareholders nor have a conflict of interest (referred to as a “personal interest” under the Companies Law, 5759-1999 of the State of Israel (the “Companies Law”)) in the approval of the relevant proposal that are voted at the Annual Meeting, excluding abstentions; or

●the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

The vote of all the Company’s shareholders is important regardless of whether or not a shareholder attends the Annual Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. You may vote shares that you own directly in person by attending the Annual Meeting. You may also vote shares that you own directly by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions are set forth on the enclosed voting instruction form provided by your bank, broker, or nominee.

By Order of the Board:

Elchanan Jaglom
Chairman of the Board

Rehovot, Israel
August 8, 2018

Notice of the 2018 Annual General Meeting of Shareholders was
first published by the Company on August 1, 2018

TABLE OF CONTENTS

		Page
Questions and Answers About the Proxy Materials and the Annual General Meeting		2
Security Ownership of Certain Beneficial Owners		8
Proposal 1.	Re-election of Directors	10
Proposal 2.	Approval of Simultaneous Service by Chairman of Board as CEO on Interim Basis	14
Proposal 3.	Approval of Additional Compensation for Two Directors Serving on Board Oversight Committee	16
Proposal 4.	Approval of Bonus for Chairman of Executive Committee of Board and Chief Innovation Officer for (i) Year 2017 Services and (ii) Board Oversight Committee Services	18
Proposal 5.	Approval of Renewal of Compensation Policy for Executive Officers and Directors, Including D&O Insurance Policy Parameters	19
Proposal 6.	Approval of Renewal of Coverage under D&O Insurance Policy	22
Proposal 7.	Reappointment of Independent Auditors	23
Consideration of Financial Statements		24
Additional Information		25
Appendix A:	Stratasys Ltd. Compensation Policy for Executive Officers and Directors, dated September 13, 2018 (proposed for approval)

STRATASYS LTD.

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

PROXY STATEMENT FOR 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on September 13, 2018

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board of Directors” or “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2018 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at 11:30 a.m., Israel time, at the law offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, 10th floor, 5250608, Israel.

What items of business will be voted on at the Annual Meeting?

(1)

Re-election of each of Elchanan Jaglom, S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Yair Seroussi and Adina Shorr to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2019 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)	Approval of the simultaneous service by Mr. Elchanan Jaglom, the Chairman of the Board, as Stratasys’ Chief Executive Officer on an interim basis.

(3)

Approval of additional compensation for Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the additional services being provided by them on the oversight committee of the Company's Board of Directors (the “Board”) that assists the interim Chief Executive Officer.

(4)

Approval of a bonus for Mr. S. Scott Crump, Chairman of the Executive Committee of the Board and Chief Innovation Officer, in respect of (i) his services during the year ended December 31, 2017 and (ii) the additional services being provided by him on the oversight committee of the Board.

(5)

Approval of the renewal of Stratasys’ Compensation Policy for Executive Officers and Directors, which renewed policy includes parameters for the Company’s directors’ and officers’ liability insurance coverage (the “D&O Insurance”).

(6)

Approval of the renewal of the D&O Insurance, effective as of November 2018 (the renewal date for the D&O Insurance) (this proposal will not be brought for a shareholder vote to the extent Proposal 5 is approved by the requisite majority under Israeli law).

(7)

Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the Audit Committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2017 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

What is the quorum required in order to conduct business at the Annual Meeting?

Under the Articles, a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares, nominal value 0.01 New Israeli Shekels, per share (“ordinary shares”)) in our Company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on each proposal is necessary for the approval of that proposal.

In addition to the ordinary majority present and voting required for the approval of each proposal, the approval of each of Proposal 2 (the approval of the simultaneous service by Mr. Elchanan Jaglom, the Chairman of the Board, as Stratasys’ Chief Executive Officer) and Proposal 5 (the approval of the renewal of Stratasys’ Compensation Policy for Executive Officers and Directors) is also subject to satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal that are voted at the Annual Meeting, excluding abstentions; or

●the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the relevant proposal must not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others, one-half or more of any one of the “means of control” of the company. “Means of control” is defined as either (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors or the chief executive officer of the company.

A “personal interest” of a shareholder under the Companies Law (i) includes an interest of any members of the shareholder’s (or the shareholder’s spouse’s) immediate family (or spouses of such family members) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. In determining whether a vote cast by proxy is disinterested, a “personal interest” of a proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Under each of Proposals 2 and 5, a controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of the relevant proposal. However, the vote of a controlling or conflicted shareholder will not then be counted for or against the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For each of Proposals 2 and 5, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the proposal, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest the approval of each such proposal, and to therefore be counted towards or against the special majority required for the approval of the proposal, you must check the box “FOR” Items 2A and 5A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 2 and 5, respectively. If you do not check the box “FOR” Items 2A or 5A, your vote will not be counted towards the determination as to whether a special majority has been achieved for the approval of Proposals 2 or 5 (as applicable).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 2 or 5 (as applicable), you should check the box “AGAINST” Item 2A or 5A (as applicable) on the enclosed proxy card or voting instruction form when you record your vote or voting instructions on Proposal 2 or 5 (as applicable). In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal 2 or 5, but will not be counted towards the special majority required for that approval.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. For Proposals 2 and 5, if you do not mark any boxes (including the box “FOR” or “AGAINST” Item 2A or 5A that confirms that you lack or possess (as applicable) a conflict of interest concerning Proposal 2 or 5) on the proxy card, your shares will not be voted on that proposal. The proxy holders will vote in their discretion on any other matters that properly come before the Annual Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted.

If you hold shares beneficially in “street name”, the result will be different. If you do not return the voting instruction form, your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the selection of an independent registered public accounting firm (Proposal 7) and certain other routine matters, if you do not provide them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on any of the other proposals to be addressed at the Annual Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s).

What shares can I vote?

Our only class of stock outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, August 6, 2018, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. As of the record date, there were 53,737,763 ordinary shares outstanding. The closing price of the ordinary shares on August 6, 2018 (the latest practicable date prior to the publication of this proxy statement), as quoted on the NASDAQ Global Select Market, was US$22.48.

How can I vote my shares in person at the Annual Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Annual Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date, and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee on the enclosed voting instruction form, or in the alternative, online (at www.proxyvote.com) or via telephone (by dialing the number indicated on the enclosed voting instruction form). For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you.

If you are a shareholder of record, you may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. If you lose or misplace your proxy card, you may print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on August 8, 2018, which can be located at www.sec.gov. You can submit your printed, completed, signed proxy card to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.

If you are a beneficial shareholder, you may submit your voting instructions as follows:

Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.

In the alternative, a beneficial owner can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you in the enclosed information and following the instructions over the phone. Please have the control number that appears on your physical voting instruction form ready for inputting when you vote online or via telephone.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on August 8, 2018. You can view that Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Broadridge must receive any such revocation of proxy by 11:59 a.m., U.S. Eastern Time, on September 12, 2018, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Ms. Lilach Payorski, Mr. David Chertok and Mr. Jonathan M. Nathan, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On February 28, 2018, we filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (our “2017 Annual Report”) with the SEC. Our 2017 Annual Report includes our audited 2017 financial statements, certain non-GAAP financial information for 2017, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2017 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2017 Annual Report to obtain additional information regarding our Company.

U.S. dollar translations of New Israeli Shekel (“NIS”) amounts presented in this Proxy Statement are translated using the rate of NIS 3.664 to US$1.00, the exchange rate reported by the Bank of Israel on July 31, 2018 (the business day immediately preceding the date of the notice of the Annual Meeting).

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 13, 2018

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting, by contacting our Vice President, Investor
Relations by email at Yonah.Lloyd@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of August 6, 2018 (the record date for the Annual Meeting), unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders and may not necessarily be accurate as of August 6, 2018. Ordinary shares that a person has a right to acquire within 60 days after August 6, 2018 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 53,737,763 ordinary shares outstanding on August 6, 2018.

			Options	Total
	Ordinary		Exercisable	Beneficial	Percentage
Beneficial Owner	Shares		within 60 Days	Ownership	Ownership
Elchanan Jaglom	2,955,625	(1)	—	2,955,625	5.5%
ArrowMark Colorado Holdings LLC	3,160,491	(2)	—	3,160,491	5.9%
PRIMECAP Management Company	7,564,300	(3)	—	7,564,300	14.1%
ARK Investment Management LLC	6,808,746	(4)	__	6,808,746	12.7%
Fisher Asset Management, LLC and/or affiliates	2,945,966	(5)	—	2,945,966	5.5%
____________________

(1)

Represents ordinary shares beneficially owned as of December 31, 2017, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by Elchanan Jaglom on February 14, 2018. Consists of (i) 2,434,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership, and (ii) 520,838 ordinary shares held by Hancock LLC, a California limited liability company of which 99.9% of the membership interests are held by a company of which Mr. Jaglom is a director. Mr. Jaglom is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 969,138 of those ordinary shares, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(2)

Represents ordinary shares beneficially owned as of December 31, 2017, as indicated in the statement of beneficial ownership on Schedule 13G/A filed by ArrowMark Colorado Holdings LLC (“ArrowMark”) on February 9, 2018. Such number of ordinary shares remain subject to the investment discretion of ArrowMark as of March 31, 2018, as reflected in the information table to the Form 13F report for the quarter ended March 31, 2018 filed by ArrowMark on May 15, 2018. According to that information table, ArrowMark exercises sole voting authority with respect to all 3,160,491 such ordinary shares.

(3)

Represents ordinary shares beneficially owned as of December 31, 2017, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company (“PRIMECAP”) on February 27, 2018. Such number of ordinary shares remain subject to the investment discretion of PRIMECAP as of March 31, 2018, as reflected in the information table to the Form 13F report for the quarter ended March 31, 2018 filed by PRIMECAP on May 14, 2018. According to that information table, PRIMECAP exercises sole voting authority with respect to 7,214,300 of those ordinary shares and lacks voting authority with respect to the remaining 350,000 of those ordinary shares.

(4)

Represents ordinary shares with respect to which ARK Investment Management LLC (“ARK”) exercises investment discretion as of June 30, 2018, as indicated in the information table to the Form 13F report filed by ARK for the quarter ended June 30, 2018. According to that report, ARK exercises sole voting authority, shared voting authority and no voting authority with respect to 4,904,098, 280,173 and 1,624,475 ordinary shares, respectively.

(5)

According to an amended statement of beneficial ownership on Schedule 13G filed by Fisher Investments (together with Fisher Asset Management, LLC, collectively referred to herein as “Fisher”) on January 24, 2018, Fisher beneficially owned 3,065,498 ordinary shares as of December 31, 2017, possessing sole dispositive power with respect to all of such 3,065,498 ordinary shares, and sole voting power with respect to only 1,414,892 of such ordinary shares. As of June 30, 2018, however, as reflected in the information table to a Form 13F report for the quarter ended June 30, 2018 filed by Fisher on July 9, 2018, Fisher’s beneficial ownership has been reduced to 2,945,966 ordinary shares. According to that information table, Fisher exercises sole voting authority with respect to 1,389,983 of such ordinary shares, but lacks voting authority with respect to the remaining 1,555,983 such ordinary shares.

PROPOSAL 1:
RE-ELECTION OF DIRECTORS

Background

Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be between seven (7) and eleven (11), as determined from time to time by our Board. On July 31, 2018, pursuant to its nomination of the below-listed individuals for re-election at the Annual Meeting, our Board effectively confirmed the number of directors prospectively constituting the Board as nine (9). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Companies Law regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, with which we comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term. Our Board has nominated Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. Victor Leventhal, Mr. John J. McEleney, Mr. Dov Ofer, Ms. Ziva Patir, Mr. David Reis, Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, to serve as a director until our 2019 Annual General Meeting of Shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal. Mr. Edward J. Fierko, an existing director, has elected not to be nominated for re-election at the Annual Meeting.

Of our existing directors who have been nominated for reelection at the Annual Meeting, each of Messrs. Jaglom, Crump, Leventhal and McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012, until the present time. Ms. Patir has served as a director of our Company since June 21, 2013, and Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger). Each of Messrs. Ofer and Seroussi was initially elected as a director at our 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr was appointed by the Board to be a director on July 25, 2018 (after having served previously as a director of our Company from December 2012 to June 2013).

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board on July 31, 2018 for re-election at the Annual Meeting:

Name	Age	Position
Elchanan Jaglom	77	Chairman of the Board of Directors
S. Scott Crump	65	Chairman of the Executive Committee, Director and Chief Innovation Officer
Victor Leventhal	74	Director
John J. McEleney	56	Director
Dov Ofer	64	Director
Ziva Patir	68	Director
David Reis	57	Vice Chairman of the Board of Directors and Executive Director
Yair Seroussi	62	Director
Adina Shorr	58	Director

Board Independence

Each of Messrs. Leventhal, McEleney and Seroussi, and each of Mses. Patir and Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the NASDAQ Stock Market.

Biographical Information Concerning the Nominees for Re-election at the Annual Meeting

Elchanan Jaglom has served as Chairman of the Board since February 2015. From the Stratasys-Objet merger until February 2015, Mr. Jaglom served as the Chairman of the Executive Committee of our Company. Prior to the Stratasys-Objet merger, he served as Chairman of Object’s board of directors from 2001 until the Stratasys-Objet merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board since February 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump previously served as Chairman of the Board of Directors from the Stratasys-Objet merger until February 2015, as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

Victor Leventhal has served as a director of our Company (until May 2016, as an external director) since the closing of the Stratasys-Objet merger on December 1, 2012. Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

John J. McEleney, who has served as a director of our Company since the Stratasys-Objet merger, served as a director of Stratasys, Inc. from 2007 until the Stratasys-Objet merger. He is the Chief Executive Officer of Onshape Inc. a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Dov Ofer has served as our director since July 2017. Mr. Ofer serves as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Ziva Patir has served as our director since June 2013, when she was elected as an unclassified director pursuant to an amendment to our amended articles that was adopted in June 2013. Ms Patir serves on the board of directors of Babylon, a public company active in online advertisement, venture capital investments and financial investments. She also serves on the board of directors of Netz Hotels, an investing and financing real-estate company. Until lately she served on the board of directors of ELTA Systems Ltd, an Israeli provider of defense products and services and of UTS, the Israeli AVIS car rental licensee. Since February 2014, she also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world's largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

David Reis was appointed as Vice Chairman of the Board on June 6, 2017 and has served as our director since June 2013 (with a title of Executive Director since July 1, 2016). He also served as a director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as our (and, prior to the Stratasys-Objet merger, as Objet’s) Chief Executive Officer from March 2009 until June 30, 2016. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver.

Yair Seroussi has served as our director since July 2017. Mr. Seroussi has served as an Independent Director at DSP Group, Inc. (NASDAQ: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016. Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank HaPoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions. Between the years 1988-199, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University.

Adina Shorr has served as our director since having been appointed by the Board in July 2018. Ms. Shorr has been the Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. since November 2013. Prior to that time, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6B of our Annual Report on Form 20-F for the year ended December 31, 2017, which we filed with the SEC on February 28, 2018 (our “2017 Annual Report”), contains information regarding compensation paid to our directors and certain office holders in 2017. Item 6C of our 2017 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2017 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Annual Meeting:

a.

RESOLVED, that the re-election of Mr. Elchanan Jaglom as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

b.

RESOLVED FURTHER, that the re-election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

c.

RESOLVED FURTHER, that the re-election of Mr. Victor Leventhal as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

d.

RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

e.

RESOLVED FURTHER, that the re-election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.

RESOLVED FURTHER, that the re-election of Ms. Ziva Patir as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

g.

RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

h.

RESOLVED FURTHER, that the re-election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

i.

RESOLVED FURTHER, that the re-election of Ms. Adina Shorr as a director of Stratasys Ltd., effective from the date hereof, until the 2019 annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the re-election of each nominee to serve as a director.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions re-electing Messrs. Jaglom, Crump, Leventhal, McEleney, Ofer, Reis and Seroussi, and Mses. Patir and Shorr, as directors of Stratasys Ltd.

PROPOSAL 2:
APPROVAL OF SIMULTANEOUS SERVICE BY CHAIRMAN OF BOARD AS CEO ON INTERIM BASIS

Background

Under the Companies Law, the chairman of the board of directors of a public Israeli company may not simultaneously serve as the company’s chief executive officer, unless specifically approved by the company’s shareholders for periods of up to three years at a time, pursuant to Section 121(c) of the Companies Law.

Mr. Ilan Levin served as our Chief Executive Officer, or CEO, commencing on July 1, 2016 until he resigned effective as of June 1, 2018. In response to that resignation, we appointed our Chairman of the Board, Mr. Elchanan Jaglom, as our interim Chief Executive Officer. In order to enable Mr. Jaglom to continue to serve in that role until we find a suitable, permanent replacement for Mr. Levin, we are required under the Companies Law to seek our shareholders’ approval, which we will do at the Annual Meeting.

As described in the biographical information appearing in Proposal 1, Mr. Jaglom has served as our Chairman of the Board since February 2015. From the Stratasys-Objet merger in December 2012 until February 2015, he served as the Chairman of the Executive Committee of the Board. Prior to the Stratasys-Objet merger, he served as Chairman of Objet’s board of directors from 2001 until the merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014.

In managing our Company as interim CEO, Mr. Jaglom will be supported by an Oversight Committee of the Board, which will remain in place until a permanent successor CEO is appointed. That committee is comprised of our Vice Chairman of the Board, Executive Director and former CEO, Mr. David Reis, along with additional directors Mr. Scott Crump, who served as our previous Chairman and founder, and Mr. Dov Ofer.

The Board has established an Executive Search Committee, composed of Mr. Jaglom and Victor Leventhal, the Chairman of the Compensation Committee of the Board, which is overseeing the search to help identify a new, permanent CEO. We cannot predict with certainty as to how long it will take for that search to be complete and for us to hire our new CEO.

Mr. Jaglom will not receive any additional compensation in respect of his additional role as our interim CEO.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Annual Meeting:

RESOLVED, that the simultaneous service by Mr. Elchanan Jaglom as our Chairman of the Board and interim Chief Executive Officer, effective beginning as of June 1, 2018, as described in Proposal 2 of the proxy statement with respect to the Annual Meeting, be, and hereby is, approved in all respects, pursuant to Section 121(c) of the Companies Law.

Required Vote

The approval of Mr. Elchanan Jaglom’s simultaneous service as Chairman of the Board and interim Chief Executive Officer pursuant to this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions). Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●

the majority voted in favor of Mr. Jaglom’s simultaneous service in those dual roles must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of that service that are voted at the Annual Meeting, excluding abstentions; or

●

the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the simultaneous service by Mr. Jaglom in those dual roles must not exceed two percent (2%) of the aggregate voting rights in our Company.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of Mr. Jaglom’s simultaneous service as Chairman of the Board and interim Chief Executive Officer under Proposal 2. However, the vote of a controlling or conflicted shareholder will not be counted towards or against the special majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 2, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of Mr. Elchanan Jaglom’s simultaneous service as Chairman of the Board and interim Chief Executive Officer, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest in the approval of that proposal, and to therefore be counted towards or against the special majority required for the approval of that proposal, you should check the box “FOR” Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 2, you should check the “AGAINST” box in respect of Item 2A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Mr. Jaglom’s simultaneous service as Chairman of the Board and interim Chief Executive Officer, but will not be counted towards or against the special majority required for the approval of that simultaneous service.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the simultaneous service of Mr. Elchanan Jaglom as our Chairman of the Board and interim Chief Executive Officer.

PROPOSAL 3:
APPROVAL OF ADDITIONAL COMPENSATION FOR TWO DIRECTORS SERVING ON BOARD OVERSIGHT COMMITTEE

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

As described in the biographical information included in the “Background” to Proposal 1 above, Mr. David Reis has served on our Board since June 2013, with a title of Executive Director since July 1, 2016 and with the role of Vice Chairman of the Board since June 6, 2017. As also described there, Mr. Dov Ofer has served on our Board since our annual general meeting of shareholders in July 2017.

As further expounded upon in their respective biographical backgrounds in Proposal 1, each of Messrs. Reis and Ofer has a significant amount of public company executive-level experience. Mr. Reis served as our (and, prior to the Stratasys-Objet merger, as Objet’s) Chief Executive Officer from March 2009 until June 30, 2016. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis also served as the Chief Executive Officer and President of Scitex Vision Ltd. (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers.

Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company from 2007 to 2013. From 2005 to 2007, Mr. Ofer served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment, and from 2002 to 2005, he served as President and Chief Executive Officer of Scitex Vision Ltd.

As noted in the “Background” to Proposal 2 above, each of Messrs. Reis and Ofer was requested, and agreed, to serve on the Oversight Committee of the Board, which has been providing support to Mr. Elchanan Jaglom, our interim CEO, in the day-to-day management of our Company. These managerial support services require a commitment of time and effort from these directors that are significantly greater than those demanded of an ordinary non-employee director, in the case of Mr. Ofer, and more than what is expected of an Executive Director, in the case of Mr. Reis, in each case of a public company such as ours. Each of Messrs. Reis and Ofer is able to leverage his above-described significant public company, executive-level experience towards his service on this Board committee to ensure that our Company remains on its charted course despite the loss of our previous CEO, Mr. Ilan Levin. Messrs. Reis’ and Ofer’s contributions towards this Board committee are expected to continue until a permanent successor CEO is appointed for Mr. Levin, which may not occur in the immediate future.

In recognizing the significance of those contributions, and the relevant, high-level talent and experience that these individuals bring to this Oversight Committee of the Board, our compensation committee and our Board (without the participation or vote of either of Mr. Reis or Mr. Ofer) have approved, in respect of these additional services, additional, one-time compensation for each of Messrs. Reis and Ofer, consisting of the following equity grant: (i) 18,500 restricted stock units (“RSUs”), each representing one ordinary share; and (ii) options to purchase 37,500 ordinary shares. For Mr. Ofer alone, he will also be entitled to additional monthly cash compensation of $15,000, commencing with his appointment to the Oversight Committee (which coincided with the resignation of Mr. Levin)—i.e., June 1, 2018.

If the additional, one-time equity compensation grant is approved by our shareholders pursuant to this Proposal 3, it will be effective, and immediately fully vested, as of the creation of, and the appointment of each of Messrs. Reis and Ofer to, the Oversight Committee (which coincided with the resignation of Mr. Levin)—i.e., June 1, 2018. The above-listed options would have an exercise price per share equal to the fair market value of one ordinary share, as determined based on the closing price of the ordinary shares of the Company on the NASDAQ Global Select Market on the date of the approval of the grant by our shareholders, as is generally the case for grants to directors under our 2012 Omnibus Equity Incentive Plan (the “2012 Plan”). The RSUs and options grant would furthermore be subject to the other terms and conditions of the 2012 Plan.

In approving this additional compensation for Messrs. Reis and Ofer, the compensation committee and our Board have considered the objectives enumerated in our Renewed Compensation Policy (as defined and described in Proposal 5, under which the Renewed Compensation Policy will be subject to approval), as well as the particular credentials and experience, and contribution level, of those directors. The compensation committee and Board have determined that the proposed additional compensation described above is both (a) consistent with the Renewed Compensation Policy and (b) appropriate for Board members such as Messrs. Reis and Ofer with significant public company, executive-level experience and knowledge of our industry, who have increased their time commitment to our Company via their service on the Oversight Committee of the Board.

The proposed equity compensation to which Messrs. Reis and Ofer would be entitled pursuant to this Proposal 3 would be in addition to the usual compensation packages to which they are entitled, as previously approved by our shareholders and as disclosed in the 2017 Annual Report. In the case of Mr. Reis, that consists of $232,800 (not including VAT, which is due on fees payable to Mr. Reis) for Mr. Reis’ services as a Board member, including in his role as Vice Chairman of the Board, as well NIS 324,000 (approximately $88,428) for his services as our Executive Director, plus other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car.

In the case of Mr. Ofer, the compensation to which he is already entitled as a non-employee director consists of US$50,000 of annual cash fees, annual equity grants of options to purchase 10,000 ordinary shares, Board committee annual fees of US$2,500 for each committee on which he serves, and fees per meeting (US$1,500 per in-person meeting, US$375 per telephonic or video link meeting, and US$325 per written consent).

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Annual Meeting:

RESOLVED, that the grant by the Company of the proposed additional one-time equity compensation to each of Messrs. David Reis and Dov Ofer, and the additional monthly cash compensation to Mr. Dov Ofer, in each case in respect of his services on the Oversight Committee of the Board of Directors that is described in Proposal 3 of the proxy statement for the Annual Meeting, be, and hereby is, approved in all respects, subject to the re-election of Messrs. Reis and Ofer pursuant to Proposal 1 at the Annual Meeting.

Required Vote

The approval of the additional, one-time equity grants (and, in the case of Mr. Ofer, additional cash compensation) pursuant to this Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the proposal (excluding abstentions), subject to the approval of our Renewed Compensation Policy pursuant to Proposal 5. The vote by our shareholders on our Renewed Compensation Policy pursuant to Proposal 5 will be retroactive to immediately prior to the vote on this Proposal 3 at the Annual Meeting.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving additional one-time equity compensation for Messrs. David Reis and Dov Ofer, and additional monthly cash compensation for Mr. Dov Ofer.

PROPOSAL 4:
APPROVAL OF BONUS FOR CHAIRMAN OF EXECUTIVE COMMITTEE OF BOARD AND CHIEF INNOVATION OFFICER FOR (I) YEAR 2017 SERVICES AND (II) BOARD OVERSIGHT COMMITTEE SERVICES

Background

As noted at the start of the “Background” to Proposal 3, under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

In 2017, the compensation committee of our Board and our Board (in each case, without the participation of Mr. S. Scott Crump, the Chairman of the Executive Committee of the Board and our Chief Innovation Officer) established specific goals for Mr. Crump to achieve during that year. In recognition of the fact that Mr. Crump met certain of those goals and in light of his other significant contributions to our Company as Chief Innovation Officer, including in his active role on the Oversight Committee supporting our interim CEO (as described below), the compensation committee and our Board have determined that a cash bonus of $150,000 should be paid to Mr. Crump (the “CIO Bonus”).

In approving the CIO Bonus, the compensation committee and the Board took into consideration Mr. Crump’s having helped to further our leadership position and his involvement in helping to further develop our strategy to deepen our focus on additive technology solutions for specific vertical markets, including our industry partnerships with leading manufacturers in various key vertical markets, such as automotive and aerospace. They also considered Mr. Crump’s service on the new Oversight Committee of the Board, through which he has been providing support to Mr. Elchanan Jaglom, our interim CEO, in the day-to-day management of our Company since the resignation of our former CEO, Mr. Ilan Levin, effective as of June 1, 2018. Based on his background (as described in the biographical information in the “Background” to Proposal 1), Mr. Crump is highly knowledgeable of our Company, and his executive-level experience at our Company (including as Chairman of the Board from the Stratasys-Objet merger until February 2015, and as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger) render him ideally suited to assist in the capacity of a member of the Oversight Committee of the Board. That extra commitment on the part of Mr. Crump requires additional investment of time and effort, for which our compensation committee and Board have determined that Mr. Crump should be duly compensated.

In approving the bonus for Mr. Crump, the compensation committee and the Board also considered the objectives enumerated in the Renewed Compensation Policy. They determined that the proposed bonus is (i) consistent with those objectives and with the Renewed Compensation Policy generally, (ii) appropriate for an executive with Mr. Crump’s experience level and credentials, and (iii) well within market standards.

The proposed $150,000 cash bonus to which Mr. Crump would be entitled pursuant to this Proposal 4 would be in addition to the usual compensation package to which Mr. Crump is otherwise entitled on an annual basis, as previously approved by our shareholders and as disclosed in our 2017 Annual Report, consisting of $286,889 in cash, which constitutes the aggregate salary payable to Mr. Crump for all of the services that he provides to our Company, including in respect of his roles as Chairman of the Executive Committee and Chief Innovation Officer.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 4 at the Annual Meeting:

RESOLVED, that the proposed cash bonus of $150,000 for Mr. S. Scott Crump, the Chairman of the Executive Committee, and a member of the Oversight Committee, of the Board, and the Chief Innovation Officer of the Company, as described in Proposal 4 of the proxy statement with respect to the Annual Meeting, be, and hereby is, approved in all respects.

Required Vote

The approval of Mr. Scott Crump’s bonus pursuant to this Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions), subject to the approval of our Renewed Compensation Policy pursuant to Proposal 5. The vote by our shareholders on our Renewed Compensation Policy pursuant to Proposal 5 will be retroactive to immediately prior to the vote on this Proposal 4 at the Annual Meeting.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the cash bonus for Mr. Scott Crump.

PROPOSAL 5
APPROVAL OF RENEWAL OF COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS, INCLUDING D&O INSURANCE POLICY PARAMETERS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holder,” as defined in the Companies Law, includes directors and most executive officers. At our Company, our chief executive officer (the “CEO”) and chief financial officer, along with our directors, are considered our office holders.

On February 3, 2015, following the recommendation of the compensation committee and the approval and recommendation of our Board, our shareholders approved an updated, amended version of the Stratasys Ltd. Compensation Policy for Executive Officers and Directors (the “Existing Compensation Policy”), in accordance with the provisions of the Companies Law.

Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee), followed by our shareholders, are each required to re-approve the compensation policy once every three years.

Our compensation committee and Board have reviewed our Existing Compensation Policy during the period leading up to the convening of the Annual Meeting. Based on that review, they have updated the Existing Compensation Policy in the manner shown in Appendix A to this Proxy Statement.

The key substantive proposed updates to our Existing Compensation Policy, which are reflected in the updated Compensation Policy (the “Renewed Compensation Policy”), are summarized (in the order in which they appear in the Renewed Compensation Policy) as follows:

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The Renewed Compensation Policy includes a general provision allowing Stratasys to rely on any amendment to provisions of the Companies Law and any other applicable rules and regulations that facilitates Stratasys’ ability to more readily approve or pay executive officer or director compensation, even if that amendment contradict the principles of the Renewed Compensation Policy;

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The Renewed Compensation Policy cites a leniency adopted under the Companies Law regulations since the approval of the Existing Compensation Policy which allows for a non-material change in the terms of compensation of an executive officer who reports to the CEO to be approved by the CEO alone, so long as the change in compensation does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO, and is consistent with the terms of the Renewed Compensation Policy;

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The Renewed Compensation Policy includes a provision that is based on the First Appendix to the Companies Law that allows the annual cash bonus of executive officers who report directly to the CEO to be based in whole or in part entirely on discretionary evaluation of their performance;

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The Renewed Compensation Policy adds a list of benefits and perquisites (including coverage under COBRA for US-based officers), which makes the policy more complete by covering various potential forms of benefits/perquisites, and provides that benefits should be country-specific (and should depend on what is customary in a country where an office holder resides and works); and

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The Renewed Compensation Policy adds parameters for maximum coverage level, maximum premiums and maximum deductibles under director and officer liability (“D&O”) insurance policies that may be obtained by Stratasys in the future, including parameters for “run-off” insurance (in the case of a merger/sale, spin-off or any other significant business combination involving the Company and/or part or all of its assets) and special public offering liability insurance.

We have set the maximum coverage and premium level parameters in the Renewed Compensation Policy higher than what we anticipate they will be in the immediate future, in order to provide us flexibility to renew our D&O insurance without requiring further shareholder approval in the future so long as we remain within those parameters, thereby preventing an unnecessary waste of resources by our Company. That exemption from further shareholder approval will only apply, however, to the extent that our Renewed Compensation Policy is approved pursuant to this Proposal 5, in which case we will be eligible for an exemption under the Companies Law regulations. If this Proposal 5 is not approved by the requisite majority of our shareholders and we instead need to seek and obtain approval for the renewal of our D&O insurance policy pursuant to Proposal 6 (as described below), we will require further shareholder approval for the future renewal of our D&O insurance, even if it is within the parameters described in Proposal 6.

In addition to the substantive proposed updates that are summarized above, there are certain minor revisions that are meant to update the Existing Compensation Policy to account for changes to our Company, which are also reflected in the marked copy of the Renewed Compensation Policy that is appended as Appendix A to this proxy statement.

The foregoing description is merely a summary of the updates reflected in our Renewed Compensation Policy. We urge you to review Appendix A in its entirety for the complete, marked text of the Renewed Compensation Policy (which shows the changes made to the Existing Compensation Policy).

If the Renewed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the compensation committee and the Board determine, after additional discussions concerning the Renewed Compensation Policy, and for specified reasons, that the approval of the Renewed Compensation Policy is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Stratasys Ltd. Compensation Policy for Executive Officers and Directors, dated September 13, 2018, in the form attached as Appendix A to the proxy statement with respect to the 2018 Annual Meeting of Shareholders, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved.

Required Vote

The approval of Proposal 5 to adopt the Renewed Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to Proposal 5, excluding abstentions.

Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

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the majority voted in favor of the Renewed Compensation Policy must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the Renewed Compensation Policy that are voted at the Annual Meeting, excluding abstentions; or

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the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the Renewed Compensation Policy must not exceed two percent (2%) of the aggregate voting rights in our Company.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of Renewed Compensation Policy under Proposal 5. However, the vote of a controlling or conflicted shareholder will not be counted towards or against the special majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 5, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the Renewed Compensation Policy, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest in the approval of that proposal, and to therefore be counted towards or against the special majority required for the approval of that proposal, you should check the box “FOR” Item 5A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 5.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 5, you should check the “AGAINST” box in respect of Item 5A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of the Renewed Compensation Policy, but will not be counted towards or against the special majority required for the approval of the Renewed Compensation Policy.

Please also see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for further information.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the proposal to adopt the Renewed Compensation Policy.

PROPOSAL 6:
APPROVAL OF RENEWAL OF COVERAGE UNDER D&O INSURANCE POLICY

Background

Each of our directors and officers has been (under our previous compensation policy) and will be (under our Renewed Compensation Policy, to the extent approved pursuant to Proposal 5 at the Annual Meeting) entitled to directors’ and officers’ liability (“D&O”) insurance coverage.

Our existing D&O insurance coverage was approved by our shareholders at our 2017 annual general meeting of shareholders held in July 2017, and expires in November 2018.

We currently seek to renew our D&O insurance coverage, effective as of November 2018, so that there not be a lapse in coverage policy. As described in Proposal 5 above, our Renewed Compensation Policy includes specific parameters for the D&O insurance coverage to which our directors and officers will be entitled, including the following:

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maximum level of annual D&O insurance coverage (both per claim and in the aggregate) of US $125 million, as well as up to US $30 million for any Side A policy covering directors and officers individually;

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maximum annual premiums to be paid by Stratasys and its subsidiaries of up to an amount representing an increase of 60% in any year, as compared to the previous year, and in any event no more than $1.2 million per year;

●	maximum deductible (except for lawsuits against the Company pursuant to securities laws and/or lawsuits filed in the US/Canada) of US $250,000 per occurrence; and
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any renewal, extension or substitution will be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the coverage afforded to directors and officers) than those of the then-effective insurance policy, as market conditions may then allow.

If our shareholders approve our Renewed Compensation Policy (which includes the above parameters for D&O insurance coverage) pursuant to Proposal 5 by the requisite special majority required under the Companies Law, we will not present this Proposal 6 for approval at the Annual Meeting. We would not need to seek approval of Proposal 6, as Companies Law regulations exempt us from seeking the approval of our shareholders for the renewal of D&O insurance so long as our prospective D&O insurance policy conforms to the parameters included in the Renewed Compensation Policy. We expect that the D&O insurance policy that we put into place via renewal, effective as of November 2018, will comply with those parameters.

If, however, the Renewed Compensation Policy is not approved by the requisite special majority pursuant to Proposal 5, in order to ensure that our directors and officers are nevertheless covered by D&O insurance, we will present for shareholder approval pursuant to this Proposal 6, on a stand-alone basis, the parameters for our D&O insurance policy to be renewed effective as of November 2018. Those parameters are the same parameters included in the proposed Renewed Compensation Policy under Proposal 5 above. We have presented below a comparison of the level of coverage and aggregate premium under the proposed D&O insurance policy parameters, with the corresponding terms of our existing D&O insurance policy:

	Existing D&O Insurance Policy Terms	Proposed D&O Insurance Policy Parameters
	(May 5, 2017-November 5, 2018) (18 month policy period)	(per 12 month policy period)
Total Amount of Coverage	$80 million + $15 million for Side A DIC	Up to $125 million + $30 million for any Side A DIC
Total Premium	$912,728	Up to an amount representing an increase of 60% in any year, as compared to the previous year, and in any event no more than $1.2 million per year

The proposed D&O insurance policy parameters are maximum amounts and do not reflect what we expect our coverage and premiums will be for our upcoming renewed D&O insurance policy.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 6 at the Annual Meeting (only if Proposal 5 is not approved by the requisite majority under the Companies Law):

RESOLVED, that the renewal of the Company’s existing Director’s and Officer’s liability insurance policy, effective as of November 2018, be, and hereby is, approved in all respects, subject to the terms described in Proposal 6 of the proxy statement for the Annual Meeting.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the renewal of our D&O insurance policy. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 6.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the renewal of our D&O insurance policy, effective as of November 2018 (to the extent Proposal 6 will be presented at the Annual Meeting).

PROPOSAL 7:
REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

At the Annual Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2016 and 2017, the fees billed to us and our subsidiaries by the Auditors.

	Year ended
	December 31,
	2017	2016
Audit fees (1)	$907,500	$1,265,897
Tax fees (2)	$131,205	206,043
All other fees (3)	$11,300	17,800
Total	$1,050,005	$1,489,740
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(1)	Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services that would normally be provided by the Auditors in connection with statutory and regulatory filings or engagements.

(2)	Tax fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice.

(3)	All other fees are fees for other consulting services (if any) rendered by the Auditors to us.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 7 at the Annual Meeting:

RESOLVED, that the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the year ending December 31, 2018 and for the additional period until the Company’s next annual general meeting of shareholders be, and hereby is, approved in all respects, and that the Board, upon recommendation of the audit committee, be authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 7.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution appointing the Auditors as our independent auditors for the year ending December 31, 2018.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2017 are included in our 2017 Annual Report (on Form 20-F), which we filed with the SEC on February 28, 2018. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. This discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2017 Annual Report, which was filed with the SEC on February 28, 2018, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on August 1, 2018, we issued a press release and furnished a related Report of Foreign Issuer on Form 6-K publishing the notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
August 8, 2018

Appendix A

Stratasys Ltd.
Compensation Policy for Executive Officers and Directors
Adopted by Shareholders on September 13, 2018 (proposed for approval)

This document sets forth the compensation policy of Stratasys Ltd. and its subsidiaries (collectively, “Stratasys” or the “Company”) for its executive officers and directors.

For purposes of this policy, “executive officers” shall mean “office holders,” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Stratasys’ Chief Executive Officer (the “CEO”) and Executive Vice Presidents, but excluding Stratasys’ directors, unless otherwise expressly indicated (as referenced above, directors are, nevertheless, subject to this policy). It is hereby clarified that this policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from provisions of applicable law that may not be limited or derogated from. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Stratasys’ CEO and its directors. In case of any amendment to provisions of the Israeli Companies Law and any other applicable rules and regulations in a manner that will facilitate Stratasys’ ability to more readily approve or pay executive officer or director compensation, Stratasys shall be entitled to follow those provisions even if they contradict the principles of this policy.

The Compensation Committee of Stratasys’ Board of Directors (the “Committee”) and Stratasys’ Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with the Company’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement (including amendment of an existing compensation arrangement) of an executive officer or director that is approved following its adoption by the Company’s shareholders, and shall not impact, in any manner, any compensation arrangement approved prior to such adoption.

This policy is not intended to establish personal terms and conditions for specific executive officers and directors, but rather to set forth objective principles and parameters which will apply to all executive officers and directors. This policy sets forth maximum and minimum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any executive officer or director, unless expressly stated otherwise.

Compensation Objectives

Stratasys executive officers’ compensation objectives, as outlined below, should be designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance: Stratasys aims to incentivize its executive officers by strengthening the link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to executive officers is based on measures that reflect both Stratasys’ short- and long-term performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Stratasys defines clear and measurable quantitative and qualitative objectives that, in combination, are expected to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a portion of the compensation packages of Stratasys’ executive officers should be comprised of equity-based compensation, in order to create a direct link between the interests of executive officers and the interests of Stratasys and its shareholders.

Risk management: Compensation is generally intended to be structured in a manner that creates an incentive to deliver high performance (both long- and short-term) while taking into account Stratasys’ risk management philosophy and without undue pressure to take excessive risks, thus leading to a balanced and effective risk-taking approach. This may be achieved by using tools such as (i) placing maximum thresholds on eligibility for selected short- and long-term incentives; (ii) using key performance indicators that are designed to reduce incentives to take excessive risks; and (iii) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle.

Competitiveness: Stratasys competes with global and emerging companies to attract and retain highly talented professionals with the capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Stratasys executive officers should generally be targeted to be competitive with Stratasys’ peer group, which includes similar companies, as well as companies that compete with Stratasys for similar talent and companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

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Stratasys’ executive officer compensation philosophy also values the following principles: Promotion of the Company’s goals and supporting Stratasys’ business strategy and Annual Operating Plan (the “AOP”);

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Paying employees equitably relative to one another based on their roles and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;

●	Embedding a culture of high performance with high integrity; and
●	Encouraging good corporate governance practices.

~~Stratasys’ executive officer compensation policy also acknowledges the past compensation practices of the two constituent companies that were merged in 2012 to form what is currently Stratasys, as well as other corporate transactions that may occur from time to time with their own unique legacies and circumstances.~~

Compensation Elements

Stratasys’ executive officers’ compensation packages should generally be composed of the following elements:

●	Base salary
●	Cash bonuses
●	Equity-based compensation
●	Benefits and perquisites
●	Retirement and severance arrangements

Stratasys’ target ranges for the allocation of annual compensation of its executive officers among base salary, annual cash bonuses and equity-based compensation is set forth in the table below:

Element	Target Range for Percentage of Total Annual Compensation
Base Salary	15%- 50%
Annual Cash Bonus	15%-35%
Equity-Based Compensation	30%-70%

The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels and provided all compensation elements detailed in the table above are granted with respect to a given year. Performance in any given year that is lower than target levels or exceeds target levels may result in no payout or a payout outside of the range of percentages detailed above.

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The target compensation mix supports the core principles of Stratasys’ executive officer compensation philosophy of compensating executive officers for performance and aligning their interests with those of the Company and its shareholders, by emphasizing short- and long-term incentives, while considering the fact that different circumstances may warrant different target pay mixes. A large portion of an executive officer’s compensation should therefore be targeted to be “pay at risk” tied to key metrics or other performance criteria of the Company’s growth, consistent with the approach taken by global companies and taking into account that the Company may see fit to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers and allow the Company to attract and retain competent executive talent and to maintain a stable management team. Base salaries vary among executive officers and will be individually determined according to each executive officer’s experience and areas of responsibility based on a variety of considerations, including:

●	Professional background: education, knowledge, skills, expertise, professional experience and achievements.
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Competitiveness: the base salary of executive officers should be evaluated periodically by conducting external benchmarking using a defined peer group, selected according to size, industry, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further detailed under “External and Internal Considerations” below.

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Reasonableness within the Organization: the variation in the relative base salary among the executive officers may reflect the differences in their position, education, scope of responsibilities, location, previous experience in similar roles and their contribution to attainment of Stratasys’ goals, as well as certain legacy matters and special circumstances.

Adjustments to base salary: The Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), may from time to time consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, and may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board may also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment. In accordance with Section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, a non-material change in the terms of compensation of an executive officer who reports to the CEO, will not require the approval of the Committee, as stated in Section 272(C) to the Israeli Companies Law, so long as the change in compensation does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO, and is consistent with the terms of this policy.

Fixed one-time grant: In addition to the base salary and notwithstanding the section entitled “Equity-Based Compensation” below, in circumstances deemed appropriate by the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)), executive officers may be awarded an additional fixed one-time cash or equity-based grant upon recruitment or promotion, subject to the discretion of the Committee and the Board. The maximum amount for any equity-based grant pursuant to this paragraph shall be equal to the economic value of options to purchase 300,000 shares (subject to standard adjustment for changes in capitalization such as stock splits) at the time of grant with the value of such options to be calculated on the basis of an customary market-accepted valuation formula, such as Black-Scholes, or the equivalent economic value in equity-settled restricted stock units (RSUs) or equity-settled performance share units (PSUs) or any combination thereof.

Cash Bonuses

Purpose: The annual cash bonus component aims to ensure that the executive officer is aligned in achieving the Company’s overall annual goals, as well as the executive officer’s individual annual goals. Annual cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

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General: Subsequent to approval of the Company’s AOP at the beginning of each calendar year, the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), shall determine the performance criteria taking into account short- and long-term goals, as well as the Company’s risk management policy. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes, significant changes in business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year. To the extent permitted by law hereafter, the CEO may determine the performance criteria or considerations for executive officers reporting to him.

Performance criteria: Quantitative and qualitative performance criteria will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), such performance criteria will generally be determined based on the AOP and the long-range plan approved by the Board, and will be structured in order to take into account Stratasys’ short- and long-term goals. These performance criteria, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized in three main areas, as described below:

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Between 60% and 80% — overall Company performance criteria, which are based on actual financial and operational results, such as net revenues, sales, operating profit, earnings per share (EPS) and cash flow;

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Between 15% and 25% — business unit/ regional/ area of responsibility performance criteria, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Stratasys’ annual operating plan and long-range plan; and

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Up to 20% — quantitative and qualitative individual performance criteria, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.

When determining the allocation of these criteria, the Committee and the Board will consider (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)): (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each executive officer; (ii) creating a personal link between each executive officer’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high-performance culture.

Stratasys’ CEO’s performance will generally be measured as described below:

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Between 80% and 85% — overall Company performance criteria, similar to those determined for other executive officers (as stated above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility and contribution, which relate to overall Company performance; and

●	Between 15% and 20% — discretionary evaluation of the CEO’s performance by the Committee and the Board based on quantitative and qualitative criteria.

Parameters: To the extent not already determined in accordance with the criteria below, annual cash bonus parameters will be determined by the Committee and the Board, as applicable, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account Stratasys’ short- and long-term goals, as well as its risk management policy.

(i) Thresholds — achievement of less than 80% of an executive officer’s performance criteria in a given year (and with respect to the CEO, 85%) will prevent such executive officer from qualifying for an annual cash bonus.

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(ii) Target Bonus — the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance criteria, will be equal to 50% to 100% of the executive officer’s annual salary as determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO). The target bonus for the CEO will be 120% of the CEO’s annual salary.

(iii) Maximum Bonus — the maximum bonus, which is the maximum annual cash bonus amount that an executive officer will be entitled to receive upon achievement of at least 120% of his or her performance criteria and considerations for any given calendar year, will not exceed 150% of such executive officer’s annual salary.

(iv) Payout Formula — the formula for calculating the annual cash bonus payout at the end of the year shall utilize the target bonus level (which is based upon achievement of 100% of performance criteria) and the thresholds for payment of minimum (achievement of 80% or, in the case of the CEO, 85%, of performance criteria) and maximum (achievement of 120% of performance criteria) bonus amounts and shall compute the bonus payout on a linear basis. The formula may result in a partial bonus payout in the event that an executive officer achieves less than 100% (but not less than 80%, and with respect to the CEO, 85%) of his or her performance criteria. Under the formula, achievement of performance criteria at the following levels shall result in the following payout levels (as a percentage of target bonus) for all other executive officers and for the CEO, respectively:

Percentage of Performance Criteria Achieved		Percentage of Target Bonus to be Awarded
All Other Executive		All Other Executive
Officers	CEO	Officers	CEO
80%	85%	0%	0%
90%	92.5%	50%	50%
100%	100%	100%	100%
110%	110%	125%	125%
120%	120%	150%	150%

Notwithstanding the foregoing, the requirement for the annual cash bonus to be based on measurable criteria shall not apply to executive officers who report directly to the CEO, and the annual cash bonus for such officers may be based in whole or in part entirely on discretionary evaluation of their performance.

(v) Budget — the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that protects Stratasys from excessive risk taking to achieve short-term results that could expose Stratasys to risk in the long term, and aligns target-setting with the pre-defined risk profile of Stratasys.

As a condition for entitlement to an annual cash bonus, an executive officer must be employed at the Company as of the fiscal year-end and must have a period of employment with the Company of at least six (6) calendar months as of such time, provided that employment for less than a full year as of the fiscal year-end shall entitle the officer only to a pro-rated portion of the annual bonus that would otherwise be payable on the basis of the officer’s overall compensation. Notwithstanding the foregoing, in the event of an executive officer’s termination of service or employment during the fiscal year, such executive officer may, nevertheless, be entitled, at the Committee’s and the Board’s discretion, to a partial cash bonus pro-rated to the portion of the year during which such executive officer was employed by the Company, as shall be determined by the Committee and Board.

In addition to the annual cash bonus, in special cases, the Committee and the Board, as applicable, may determine that an executive officer is also entitled to other cash bonuses for completion of a certain achievement or assignment. Such other cash bonuses will also allow Stratasys the flexibility to adapt to unexpected or unaccounted-for events or occurrences. The conditions for receipt of such other cash bonuses and the method of calculation thereof will be determined by the Committee and the Board, and to the extent permitted by law, by the Chief Executive Officer, as applicable. Notwithstanding, the Committee and the Board may grant other cash bonuses for significant or extraordinary achievements or efforts that produced an exceptional result, based solely on their discretion, provided that the total amount of other (i.e., in addition to annual) cash bonuses awarded to an executive officer for any given year will not exceed 50% of such executive officer’s annual base salary.

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Equity-Based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Stratasys ordinary shares and/or other performance criteria, and is used to foster a long-term link between executive officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain executive officers for the long term by:

●	Providing executive officers with a meaningful interest in Stratasys’ share performance;
●	Linking equity-based compensation to potential and sustained performance; and
●	Spreading benefits over time through the vesting period mechanism.

Equity grant determinations: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), including for newly hired or promoted executive officers. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Equity-based awards will be granted pursuant to the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan and/or any other long-term incentive plan(s) that Stratasys may adopt in the future and generally on terms and conditions provided for therein and as determined by the Committee and the Board on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), provided that any such terms and conditions are in line with the following:

(a)

Time-based equity awards: Equity-based awards structured as time-based equity-based awards (aimed to reward long-term performance, as reflected by the market price of Stratasys ordinary shares) will include a time-vesting period. Equity-based awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options and/or restricted stock units.

(b)

Performance-based equity awards: Equity-based awards structured as performance-based awards will vest upon the achievement of pre-determined performance criteria. The amount of such performance- based awards may also be subject to achievement of such pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Stratasys wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The vesting criteria for performance-based equity awards will be based on performance criteria, such as financial parameters and/or stock performance parameters, which may be determined as an absolute parameter (e.g., earnings per share (EPS), total shareholder return (TSR), or stock price) and/or as a parameter that is relative to a peer group (e.g., ratio of TSR to peer group TSR). These types of awards may include performance stock units and/or market stock units.

(c)

Vesting of equity-based awards: Generally, the vesting period of an option award will commence one year following the grant date an d will continue on a quarterly basis over the course of the remaining three-year vesting period thereafter until the award is fully vested. The vesting period for an award of restricted stock units (RSUs~~)~~ will generally commence two years following the grant date and will continue on a quarterly basis over the course of a year vesting period thereafter until the award is fully vested. An award of performance stock units (if granted) will generally vest over the course of a three year vesting period from the date of grant.

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The target monetary grant date value of executive officers’ equity-based grants will be determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account, inter alia, Stratasys’ pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance and desired competitive compensation levels. In concert with establishing the target monetary grant-date value, the Committee and the Board will also determine (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including, but not limited to, stock options, restricted stock units, performance stock units, market stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle. The mix of equity vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the allocation and elements of the equity mix from time to time.

Caps on equity-based compensation:

●	Equity budget — the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) may set an annual budget for equity-based compensation awarded to executive officers.

●	Cap at grant date — the total monetary grant date value of the equity-based compensation awarded to a single executive officer per annum shall not exceed US-$6.0M and shall not exceed 80% of each executive officer’s total compensation package in a given calendar year, except as otherwise specified in this Policy.

Benefits and Perquisites

Purpose: Benefits and perquisites increase the economic security of Stratasys’ employees, including its executive officers, and in doing so, improve employee/ executive officer retention across the Company and its subsidiaries. As such, it is one component of Stratasys’ reward management.

Potential categories of benefits:

a.

The social benefits and other benefits that may be provided to Stratasys’ executive officers may include any of the following (including gross-up of the benefit value of any of the following for tax purposes):

	(a)	Pension
	(b)	Education fund
	(c)	Severance pay
	(d)	Managers insurance
	(e)	Employer’s allocations for 401(k) funds (for US employees)
	(f)	Medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members
	(g)	Disability insurance
	(h)	Periodic medical examination
	(i)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance
	(j)	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof
	(k)	Paid vacation, including, if applicable, the redemption thereof

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(l)	Sick days
(m)	Holiday and special occasion gifts
(n)	Recuperation pay
(o)	Expense reimbursement
(p)	Payments or participation in relocation and related costs, perquisites and expenses
(q)	COBRA (for US employees)
(r)	Change-of-control provisions
(s)	Loans or advances (to the extent permitted under applicable law)
(t)	Professional or academic courses or studies
(u)	Newspaper or online subscriptions
(v)	Professional membership dues or subscription fees
(w)	Professional advice or analysis (such as pension, insurance and tax)
(x)	Other benefits generally provided to Company employees (or any applicable affiliate or division)
(y)	Other benefits or entitlements mandated by applicable law

Stratasys may also provide to its executive officers other benefits and entitlements that are part of compensation practices in its industry, relevant geographical location, region of activity or jurisdiction.

Relevant factors for determining benefits: Social and other benefits must also take into account the prevailing conditions in the Company’s market (“benchmarking”). In addition, additional benefits are unique and depend upon the prevailing customs in different countries. Therefore, when the Company enters into employment agreements with executive officers for positions outside of Israel, such officers may be entitled to receive additional or fringe benefits according to the prevailing customs and practice in their country of service for executive officers of similar rank in the countries in which they serve, subject to the limits described in this policy. This country-specific approach is intended to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant countries.

Retirement and Severance Arrangements

Purpose: Depending on the circumstances, Stratasys may provide certain post-service or post-employment benefits, compensation or protection to its executive officers, which helps it to attract, motivate and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Stratasys during their tenure with the Company.

General: In determining whether to offer retirement or termination of service or employment arrangements, the Committee and Board may consider the circumstances surrounding such retirement or termination, the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Stratasys’ performance during such period and the executive officer’s contribution to Stratasys’ achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or post-employment benefits, compensation or protection, in the event of termination for “cause,” as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection, may include, without limitation, one or more of the following:

●	Advance notice: advance notice of termination for a certain period of time, not to exceed 12 months for CEO, and 6 months for other executive officers, during which an executive officer will be entitled to receive full compensation for service or employment and will be required to continue to perform his or her duties, unless otherwise determined by the Company.

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●	Release of severance amounts: release of severance amounts accumulated in an executive officer’s Pension Fund and/or Managers Insurance and/or Provident Fund (the “Funds”).
●	Severance payment: a severance payment of up to the product of 200% of the last monthly base salary and the number of years of employment (less severance amounts accumulated in the Funds).
●

COBRA (for US employees): The Consolidated Omnibus Budget Reconciliation Act (COBRA) gives employees (including executive officers) and their families the right to choose to continue group health benefits provided by the Stratasys group health plan for limited periods of time under certain circumstances.

●

Non-compete: up to 12 monthly base salaries (and for the CEO, 24 monthly base salaries) in consideration for the executive officer’s undertaking not to compete for at least one year following termination and in the case of the CEO two years. Payments shall cease and Stratasys may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

●

Change of control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason”, one year or less following a merger, a package of up to $1 million. Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Stratasys, while attempting to alleviate any uncertainties in connection therewith. The limit set in this paragraph shall not apply in the context of payments that may be made pursuant to the negotiated terms of a merger or acquisition by the Company.

●

Discretionary payment: for executive officers who have served at the Company for five years or more, in special circumstances determined by the Committee and the Board (which may be based on the recommendations of the CEO (with respect to executive officers other than the CEO)), a special one-time payment upon retirement or termination in an amount not to exceed 200% of the annual base salary, in acknowledgment of their special contribution to the Company and circumstances of retirement or termination, as determined by the Committee and the Board no earlier than a reasonable time prior to retirement or termination of their service or employment.

Committee and Board Discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

Exceptional Matters: The above limitations shall not apply (a) if otherwise mandated by the labor law of the jurisdiction in which the executive officer is employed by the Company, or (b) in such cases that an executive officer has joined the Company by virtue of a corporate transaction such as an acquisition, merger or similar transaction, and the compensation of said officer is either based on past practice prior to the consummation of said transaction or has been set in connection with said transaction.

External and Internal Considerations

External benchmarks:

●	Companies of similar size or financial characteristics in North America, Israel and Western Europe;
●	Industry peers in North America, Israel and Western Europe;
●	Companies in relevant geographic locations that compete with Stratasys for similar talent.

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In addition, the Committee may collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Stratasys is generally targeted competitively with Stratasys’ peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects the individual’s experience, performance, and geographic location, and the business need to attract and retain specific talent.

Reasonableness within the Organization: In addition to external benchmarking, the Committee and the Board may periodically review relevant internal ratios between executive officers’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, and its potential effect on the work relations within Stratasys. As a global company, with complex world-wide operations, Stratasys positions its executive officers’ compensation on a competitive scale commensurate with each executive officer’s role and responsibility. Where deemed appropriate by the Committee and the Board, the Committee and the Board may review internal ratios between executive officers and employees in relevant geographies as well.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General Discretion: This policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Hence, the Committee and the Board may, at their sole discretion, approve compensation terms which are lower than the thresholds and benchmarks described herein.

Measurable Criteria: To the extent that the Israeli Companies Law requires the utilization of measurable criteria and considerations in a particular determination of compensation of an executive officer or director, any reference in this policy to “performance criteria” or to a similar expression that is relevant to the relevant compensation-related determination shall be deemed to refer to measurable performance criteria or considerations.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Stratasys’ executive officers are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and was subsequently restated, during the three year period following filing thereof with the U.S. Securities and Exchange Commission or such other regulatory authority to which the Company provides such financial information. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

Notwithstanding the foregoing, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Stratasys’ financial statements or caused severe financial or reputational damage to the Company, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Stratasys (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

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Directors’ Compensation

Objectives: Stratasys aims to attract and retain highly talented directors with the appropriate educational background, qualifications, skills, expertise, prior professional experience and achievements, by providing a competitive compensation program.

Elements: Directors’ compensation is comprised of the following elements:

●	Annual fee
●	Per-meeting fee
●	Equity grant

Stratasys Chairman of the Board and Chairman of the Executive Committee of the Board, as well as any other directors that take on increased duties in the activities of the Company, may be paid increased annual fees, in lieu of or supplemental to the per-meeting fees, in recognition of the increased duties imposed on them, subject to statutory requirements.

In addition, Stratasys will reimburse or cover its directors for certain expenses (including travel expenses) incurred in attending Board and committee meetings or performing other services for Stratasys in their capacity as directors.

When considering directors’ compensation, the Committee and the Board may review benchmarking data with respect to compensation of a peer group defined by the Company. In addition to benchmarking, the Committee and the Board may review relevant internal ratios between directors’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, as well as the potential effect on the work relations in Stratasys. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in their scope of duties or responsibilities.

Statutory requirements: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to external directors and other designated independent directors. These regulations further provide that the compensation of these independent directors may be determined relative to that of other directors of the Company, as may be the case with Stratasys’ external directors and other designated independent directors.

Directors’ and Executive Officers’ Insurance, Indemnification and Exemption

Elements: Stratasys will exempt its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements providing for same. In addition, Stratasys’ directors and executive officers will be covered by Stratasys’ directors’ and officers’ liability insurance policies.

The Committee and the Board may review, from time to time, Stratasys’ indemnification and release agreements ~~and its directors’ and officers’ liability insurance policies~~, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements~~, nor shall they be required to recommend procurement of additional insurance for directors and executive officers~~.

D&O liability insurance (Claims Made): The coverage provided by Stratasys to its directors and officers (including executive officers subject to this compensation policy) under its Directors’ and Officers’ Liability Insurance policies will be subject to the following terms (any of which may be exceeded by an amount that constitutes no more than five percent (5%) of the relevant limit amount without being deemed to deviate from this policy): (i) the coverage— both per claim and in the aggregate— will be no more than $125,000,000, as well as up to $30 million for any Side A policy covering directors and officers individually; (ii) the annual premium to be paid by Stratasys and its subsidiaries will not exceed an amount representing an increase of 60% in any year, as compared to the previous year, and in any event no more than $1.2 million per year, and the deductible (except for lawsuits against the Company pursuant to securities laws and/or lawsuits filed in the US/Canada) shall not exceed US $250,000 per occurrence; and (iii) any renewal, extension or substitution will be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the coverage afforded to directors and officers) than those of the then-effective insurance policy, as market conditions may then allow.

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D&O liability insurance (Run-off): Should the Company sell its operations (in whole or in part) and/or in case of a merger/sale, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a D&O liability insurance policy (run-off) for executive officers and directors in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed seven years; (b) the coverage amount will be no less than the limit afforded under the then-effective D&O liability insurance policy, both per claim and in the aggregate; and (c) the premium payable by the Company for seven years of coverage shall not exceed 300% of the last annual premium for the then-effective D&O liability insurance policy.

D&O liability insurance (Public Offerings): The Company may extend the insurance policy for Office Holders in place to include coverage for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall not exceed 100% of the then-current annual premium.

-*--* * * * *

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